                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-72798

             Prospectus Supplement to Prospectus Dated May 17, 2002

                      [SCICLONE PHARMACEUTICALS, INC. LOGO]

                                 4,088,460 Shares

                                  Common Stock

         We are offering 4,088,460 shares of our common stock to be sold in the offering.

         Our common stock is quoted on the Nasdaq National Market under the symbol "SCLN." The last reported sale price of our common stock on June 6, 2002 was $2.64 per share.

         Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of the accompanying prospectus.

                                   -----------

         A.G. Edwards & Sons, Inc. is acting as the placement agent in connection with this offering and is using its best efforts to introduce us to institutional investors to whom we will sell up to a maximum of 4,088,460 shares of our common stock. There is no minimum requirement to sell any specific number or dollar amount of our shares. A.G. Edwards has no obligation to buy any of our shares.

         All investor funds received prior to the end of the offering will be deposited into an account with the Depository Trust Company. The offering will settle on June 12, 2002, unless extended to a later date by A.G. Edwards and us. On the settlement date, the delivery of the shares will be made to the respective accounts of the investors against payment by the investors of the purchase price therefor to A.G. Edwards on behalf of us, and proceeds will then be transferred by A.G. Edwards to us. The offering will terminate on June 12, 2002.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------


                                                         Per
                                                        Share          Total
Public offering price............................       $2.60       $10,629,996
Proceeds, before expenses, to us.................       $2.49       $10,172,196

                           A.G. Edwards & Sons, Inc.

            The date of this prospectus supplement is June 7, 2002.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement is a supplement to the prospectus that is also part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may, over the two years following the date of the accompanying prospectus, sell any combination of securities described in the accompanying prospectus in one or more offerings, up to a total dollar amount of $20,000,000, of which this offering is a part. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the common stock we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under "Incorporation by Reference," on page S-8 of this prospectus supplement, before investing in shares of our common stock.

         You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD LOOKING INFORMATION

         Some of the information in the prospectus, including the risk factors section set forth therein, this prospectus supplement and the documents we incorporate by reference in the prospectus and this prospectus supplement contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding SciClone's expectations, beliefs, intentions, and other events or future strategies that are signified by the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Actual results could differ materially from those projected in the forward looking statements.

         We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors set forth in the prospectus, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in the prospectus and this prospectus supplement could have a material adverse effect on our business, operating results, and financial condition.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


                                                                        PAGE
Prospectus Supplement
Summary................................................................  S-1
SciClone Pharmaceuticals, Inc..........................................  S-1
Recent Developments....................................................  S-1
The Offering...........................................................  S-3
Use of Proceeds........................................................  S-4
Capitalization.........................................................  S-5
Price Range of Common Stock............................................  S-6
Plan of Distribution...................................................  S-7
Legal Matters..........................................................  S-8
Incorporation by Reference.............................................  S-8

                                   PROSPECTUS

About this Prospectus..................................................    1
SciClone Pharmaceuticals, Inc..........................................    1
Where You Can Find Additional Information..............................    2
Information Incorporated By Reference..................................    2
Forward Looking Information............................................    3
Risk Factors...........................................................    4
Use of Proceeds........................................................   12
Ratio of Earnings to Fixed Charges....................................    12
The Securities We May Offer............................................   12
Description of Capital Stock...........................................   13
Description of Warrants................................................   16
Plan of Distribution...................................................   19
Legal Matters..........................................................   20
Experts................................................................   20

                          PROSPECTUS SUPPLEMENT SUMMARY

         The following summary contains basic information about the offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the offering. In addition, we incorporate important business and financial information into this prospectus supplement by reference. You may obtain the information incorporated by reference into this prospectus supplement without charge by following the instructions in "Where You Can Find Additional Information" on page 2 of the accompanying prospectus.

                         SCICLONE PHARMACEUTICALS, INC.

         We are a specialty drug company founded to commercialize pharmaceutical or biological therapeutic compounds that are in-licensed at the stage of late pre-clinical or early clinical development. Our overall strategy has been to minimize financial risk and dependence upon the capital markets by focusing on our core strengths of clinical development, registration and sales to build an operating business - with key elements including licensing, collaborations, outsourcing and product development.

         SciClone's strategic goal, based on the broad therapeutic promise of our lead drug ZADAXIN, is to be become the preeminent provider of immune system enhancers, or ISEs, as critical components of combination drug therapies for infectious disease and cancer. Other drugs in our pipeline are intended to protect and expand this franchise, and to address the protein-based disorder that causes cystic fibrosis.

         Currently, our primary objective is to successfully manage and complete our already initiated ZADAXIN regulatory and clinical phase 3 program and to obtain the approval of the Food and Drug Administration to commercially sell ZADAXIN in the U.S., the world's largest pharmaceutical market. While we have obtained ZADAXIN marketing approvals in 25 countries overseas for hepatitis B, hepatitis C, certain cancers and as an influenza vaccine adjuvant, SciClone's clinical development strategy has been to focus on hepatitis C as the first indication of commercial registration of ZADAXIN in the U.S.

         We were incorporated in the State of California in 1990. Our principal executive offices are located at 901 Mariner's Island Boulevard, Suite 205, San Mateo, California 94404. Our telephone number is (650) 358-3456.

                               RECENT DEVELOPMENTS

         On May 30, 2002 we held our annual shareholders' meeting. At the meeting, our shareholders:

-        elected all seven (7) directors;

- ratified the appointment of Ernst & Young LLP as our independent auditors for fiscal 2002;

- approved the adoption of an increase in the maximum aggregate number of shares of common stock that may be issued under our 1995 equity incentive plan by 1,350,000 shares, from 4,750,000 shares to 6,100,000 shares; and

- approved an amendment of our 1995 nonemployee director stock option plan to: (1) increase the maximum aggregate number of shares of common stock that may be issued under the plan by 250,000 shares, from 500,000 shares to 750,000 shares; (2) increase the Regular Annual Grant by 10,000 shares, from 10,000 shares to 20,000 shares, and (3) provide for full acceleration of vesting and exercisability of options to purchase common stock granted under the plan upon the occurrence of a change in control.

                                  THE OFFERING


Common stock offered by us..  4,088,460 shares

Shares outstanding
after the offering..........  36,847,524 shares

Use of proceeds.............  Our net proceeds from this offering are approximately $10,047,196 after deducting fees to
                              the placement agent and estimated offering
                              expenses payable by us. We intend to use these
                              net proceeds for working capital and other
                              general corporate purposes. See "Use of Proceeds."

Risk factors................  See "Risk Factors" and other information included in the accompanying prospectus for a discussion of
                              factors you should carefully consider before
                              deciding to invest in shares of our common stock.

NASDAQ National Market
Symbol......................  SCLN


         As of June 6, 2002, the number of shares outstanding after the offering excludes 5,610,619 shares reserved for issuance under our stock option and stock purchase plans, of which options to purchase 5,037,626 shares at a weighted average option price of $4.83 have been issued.

                                 USE OF PROCEEDS

         The net proceeds from our sale of 4,088,460 shares of common stock in the offering are estimated to be approximately $10,047,196, based on a public offering price of $2.60 per share.

         We currently expect to use the net proceeds from the sale of our common stock for working capital and other general corporate purposes which may include research and development, financing our growth, payment of capital expenditures made in the ordinary course of business, and the repayment of indebtedness outstanding from time to time.

         Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                                 CAPITALIZATION

         The following table sets forth our unaudited capitalization as of March 31, 2002, on an actual basis and on an as adjusted basis. The as adjusted column gives effect to our receipt of the estimated net proceeds of $10,047,196 from the sale of 4,088,460 shares of common stock that we are offering at a public offering price of $2.60 per share, after deducting estimated offering expenses. The outstanding share information in the table below excludes:

         5,634,642 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 4,515,614 shares were subject to outstanding options at March 31, 2002.

                                                                                 As of March 31, 2002
                                                                               Actual         As Adjusted
                                                                             ---------        -----------
                                                                                      (unaudited)
                                                                               ($ in thousands, except
                                                                                  for share amounts)
Long-term debt:
     Convertible notes payable............................................   $   5,600         $  5,600
                                                                             ---------         --------
          Total long-term debt............................................       5,600            5,600
                                                                             ---------         --------
Shareholders' equity:
     Preferred Stock, no par value; 10,000,000 shares authorized;
          issuable in series; none outstanding............................           0                0
     Common Stock, no par value; 75,000,000 shares authorized;
          32,717,475 shares outstanding actual;
          36,805,935 shares outstanding as adjusted.......................     146,184          156,231
     Accumulated other comprehensive income...............................          76               76
     Accumulated deficit..................................................    (125,381)        (125,381)
                                                                             ---------         --------
          Total shareholders' equity......................................      20,879           30,926
                                                                             ---------         --------
          Total capitalization............................................   $  26,479           36,526
                                                                             =========         ========

                           PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market and trades under the symbol "SCLN." The following table sets forth for the periods indicated the high and low composite per share closing sales prices as reported by the Nasdaq National Market.

                                                      HIGH      LOW
                                                      ----     -----
FISCAL YEAR ENDED DECEMBER 31, 2002
  Second quarter  (as of June 6, 2002) .......       $ 4.98    $2.95
  First quarter...............................       $ 4.85    $2.13
FISCAL YEAR ENDED DECEMBER 31, 2001
  Fourth quarter..............................       $ 3.45    $2.50
  Third quarter...............................       $ 5.13    $2.50
  Second quarter..............................       $ 5.83    $3.77
  First quarter...............................       $ 7.75    $3.69
FISCAL YEAR ENDED DECEMBER 31, 2000
  Fourth quarter..............................       $11.13    $2.50
  Third quarter...............................       $14.19    $9.50
  Second quarter..............................       $15.25    $5.81
  First quarter...............................       $22.75    $5.06


         On June 6, 2002, the last reported sale price of our common stock as reported on the Nasdaq National Market was $2.64 per share. As of May 31, 2002, there were approximately 362 holders of record of our common stock.

                              PLAN OF DISTRIBUTION


         A.G. Edwards & Sons, Inc. has agreed to act as placement agent in connection with the offering pursuant to a placement agency agreement with us. Pursuant to the placement agency agreement, A.G. Edwards is using its best efforts to introduce us to institutional investors to whom we will sell up to a maximum of 4,088,460 shares of our common stock. A.G. Edwards has no obligation to buy any of the shares from us. There is no requirement to sell any specific number of shares or dollar amount of our common stock in this offering. Consequently, we may sell any amount of shares up to 4,088,460 shares of our common stock in this offering.

         All investor funds received prior to the end of the offering will be deposited into an account with the Depository Trust Company. The offering will settle on June 12, 2002, unless extended to a later date by A.G. Edwards and us. On the settlement date, the delivery of the shares will be made to the respective accounts of the investors against payment by the investors of the purchase price therefor to A.G. Edwards on behalf of us, and proceeds will then be transferred by A.G. Edwards to us. The offering will terminate on June 12, 2002.

         We have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 30 days after the date this offering is closed without the prior written consent of A.G. Edwards. A.G. Edwards may, in its sole discretion, allow us to dispose of common stock or other securities prior to the expiration of such 30-day period.

         We have agreed to pay the placement agent a fee of 6% of the proceeds of this offering except for up to $3 million purchased by a certain investor. We also have agreed to reimburse the placement agent for reasonable expenses that it incurs in connection with the offering. The following table shows the per share and total commissions we will pay to the placement agent in connection with the sale of the shares offered pursuant to this prospectus supplement and the accompanying prospectus.

                                                             Paid by Us
         Per Share......................................     $.112
         Total .........................................     $457,908

         We estimate our out-of-pocket expenses in connection with the offering will be approximately $125,000.

         We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         This is a brief summary of the material terms of the placement agency agreement and does not purport to be a complete statement of its terms and conditions.

                                  LEGAL MATTERS

         The validity of the issuance of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Gray Cary Ware & Freidenrich LLP, San Francisco, California.

                           INCORPORATION BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update and supersede this information.

         We incorporate by reference into this prospectus supplement the documents we indicate under "Information Incorporated by Reference" on page 2 of the accompanying prospectus. We will provide to each person who so requests, a copy of these documents from us, at no cost, by contacting us at the address or telephone number provided in "Where You Can Find Additional Information" on page 2 of the accompanying prospectus.

         You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

                   SUBJECT TO COMPLETION, DATED MAY 17, 2002

PROSPECTUS

                                   $20,000,000

                         [SCICLONE PHARMACEUTICALS LOGO]

                                  COMMON STOCK
                                 PREFERRED STOCK
                                    WARRANTS

       We may offer and sell from time to time, in one or more offerings, any combination of our common stock, preferred stock or warrants having an aggregate offering price of up to $20,000,000.

       This prospectus will describe the general terms of the securities and the general manner is which we will offer the securities. Each time we sell securities, we will provide a supplement to this prospectus. The prospectus supplement will inform you about the specific terms of an offering by us and may also add, update or change information contained in this document. You should read this prospectus and any prospectus supplement carefully before you decide to invest in our securities.

       We may sell these securities to or through underwriters and also to other purchasers or through agents or dealers. The names of the underwriters will be set forth in a prospectus supplement.

       Our common stock trades on the Nasdaq National Market under the symbol "SCLN." On May 17, 2002, the reported last sale price of our common stock in the Nasdaq National Market was $3.75 per share.

       SEE "RISK FACTORS" ON PAGES 4 TO 11 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF SCICLONE.

                             ----------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is May 22, 2002.

                              ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement on Form S-3 that we filed with the SEC utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. The maximum aggregate dollar amount of securities that may be offered and sold by us under this prospectus is $20,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell our securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For a more complete understanding of the securities, you should refer to our registration statement on Form S-3, of which this prospectus is a part, including its exhibits, together with any information incorporated by reference. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus.

       We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume this prospectus or any prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date. References in this prospectus and any accompanying prospectus supplement to the terms "we," "us," or "SciClone" or other similar terms refer to SciClone Pharmaceuticals, Inc. unless we state or the context indicates otherwise.

                         SCICLONE PHARMACEUTICALS, INC.

       We are a specialty drug company founded to commercialize pharmaceutical or biological therapeutic compounds that are in-licensed at the stage of late pre-clinical or early clinical development. Our overall strategy has been to minimize financial risk and dependence upon the capital markets by focusing on our core strengths of clinical development, registration and sales to build an operating business -- with key elements including licensing, collaborations, outsourcing and product development.

       SciClone's strategic goal, based on the broad therapeutic promise of our lead drug ZADAXIN, is to become the preeminent provider of immune system enhancers, or ISEs, as critical components of combination drug therapies for infectious diseases and cancer. Other drugs in our pipeline are intended to protect and expand this franchise, and to address the protein-based disorder that causes cystic fibrosis.

       Currently, our primary objective is to successfully manage and complete our already initiated ZADAXIN regulatory and clinical phase 3 program and to obtain the approval of the Food and Drug Administration to commercially sell ZADAXIN in the U.S., the world's largest pharmaceutical market. While we have obtained ZADAXIN marketing approvals in 25 countries overseas for hepatitis B, hepatitis C, certain cancers and as an influenza vaccine adjuvant, SciClone's clinical development strategy has been to focus on hepatitis C as the first indication for commercial registration of ZADAXIN in the U.S.

       We were incorporated in the State of California in 1990. Our principal executive offices are located at 901 Mariner's Island Boulevard, Suite 205, San Mateo, California 94404. Our telephone number is (650) 358-3456.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

       We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at:
500 West Madison Street, Suite 1400, Chicago, Illinois 60661, 233 Broadway, New York, NY, 10279 and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements, and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. They contain important information about us and our financial condition.

       The following documents filed with the SEC are incorporated by reference into this prospectus:

       -      our Annual Report on Form 10-K for the year ended December 31,
              2001;
       -      our Quarterly Report on Form 10-Q for the quarter ending March 31,
              2002.
       - the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 31, 1992, including any amendment or report filed for the purpose of updating such description.

       All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

       We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 901 Mariner's Island Boulevard, Suite 205, San Mateo, California 94404, Attention: Secretary. Our general telephone number is
(650) 358-3456.

                           FORWARD LOOKING INFORMATION

       Some of the information in this prospectus, including the following risk factors section, any prospectus supplement and the documents we incorporate by reference in this prospectus and any prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding SciClone's expectations, beliefs, intentions, and other events or future strategies that are signified by the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Actual results could differ materially from those projected in the forward looking statements.

       We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed below, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition.

                                  RISK FACTORS
    You should carefully consider the risks described below, in addition to the other information included in this Registration Statement on Form S-3, before making an investment decision. Each of these risk factors could adversely affect our business, financial condition, and operating results as well as adversely affect the value of an investment in our common stock.

OUR PHASE 3 PROGRAM IN THE U.S. FOR THE APPROVAL OF ZADAXIN IN COMBINATION WITH PEGYLATED INTERFERON FOR THE TREATMENT OF HEPATITIS C MAY FAIL, WHICH WILL HARM OUR BUSINESS.

     We conservatively designed a phase 3 study program based on the use of ZADAXIN in combination with pegylated interferon. There can be no assurances that the results from our previous phase 2 and phase 3 hepatitis C studies which enabled us to produce this design will carryover to the trials involving a combination of ZADAXIN and pegylated interferon and any resulting data may be insufficient to demonstrate efficacy under FDA guidelines. We may not be able to enroll patients quickly enough to meet our expectations for completing the trial. The independent use of the pegylated form of interferon may perform better than anticipated. If that results, our efforts to market and sell ZADAXIN in combination with pegylated interferon will be impaired.

WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE OUR PRODUCTS.

     Many of our products are in the development stage and will require the commitment of substantial resources, devoted to extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. We cannot assure you that commercially viable products will result from these efforts. We face significant technological risks inherent in developing these products. We may also abandon some or all of our proposed products before they become commercially viable. We have limited experience in conducting and managing U.S. clinical trials and we rely, in part, on third parties, particularly clinical research organizations and our development partners, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or failure to complete, these clinical trials if third parties fail to perform their obligations to us. If any of our products, even if developed and approved, cannot be successfully commercialized in a timely manner, our business will be harmed and the price of our stock may decline.

     We have not yet sold any product other than ZADAXIN. Our future revenue growth depends on increased market acceptance and commercialization of ZADAXIN in additional countries, particularly in the U.S., Europe and Japan. If we fail to successfully market ZADAXIN, or if we cannot commercialize this drug in the U.S. and other additional markets, our revenue and operating results will suffer. Our future revenue will also depend in part on our ability to develop other commercially viable and accepted products. Market acceptance of our products will depend on many factors, including our ability to convince prospective customers and prospective strategic partners that our products are an attractive alternative to other treatments and therapies, and manufacture products in sufficient quantities with acceptable quality and at an acceptable cost.

IF WE FAIL TO SATISFY AND COMPLY WITH GOVERNMENTAL REGULATIONS OR IF GOVERNMENT REGULATIONS CHANGE, OUR BUSINESS WILL SUFFER.

    All new drugs, including our products, which have been developed or are under development, are subject to extensive and rigorous regulation by the FDA, and comparable agencies in state and local jurisdictions and in foreign countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, importation, advertising, promotion, sale and distribution of our products. These regulations change from time to time and new regulations may be adopted. For example, in prior years, legislation has been introduced in the U.S. Congress that would restrict the duration of the marketing exclusivity of an orphan drug. There can be no assurances that this type of legislation will not be reintroduced and passed into law, or that the benefits of the existing statute will remain in effect. Our failure to satisfy and comply with regulations adopted by the FDA, and comparable agencies in state and local jurisdictions and in foreign countries, may delay or stop approval of our drugs. In particular, such failure can, among other things, result in warning letters, fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions, total or partial suspension of production, civil penalties, and criminal prosecutions. Furthermore, additional government regulation may be established or imposed by legislation or otherwise, which could prevent or delay regulatory approval of ZADAXIN or any of our other future products. Adverse events related to our products in any of our existing or future markets could cause regulatory authorities to withdraw market approval for such products, if any, or prevent us from receiving market approval in the future. There is no assurance that ZADAXIN, or any of our other products, will demonstrate efficacy sufficient to obtain approval by the FDA or its counterpart regulatory agencies in other countries.

    Satisfaction of government regulations may take several years and the time needed to satisfy them varies substantially, based on the type, complexity and novelty of the pharmaceutical product. As a result, government regulation may cause us to delay the introduction of, or prevent us from marketing, our existing or potential products for a considerable period of time and to impose costly procedures upon our activities. If regulatory approval of our products is granted, such approval may impose limitations on the indicated uses for which our products may be marketed. The pegylated interferon we will use in our phase 3 program in the U.S. has not yet been approved by the FDA. If this pegylated interferon is not approved by the FDA, we would need to conduct an additional trial with an approved form, resulting in additional delays and expenses.

IF WE FAIL TO OBTAIN REGULATORY APPROVALS FOR OUR PRODUCTS IN COUNTRIES WHERE WE HAVE TARGETED REGULATORY APPROVAL, WE MAY NOT BE ABLE TO SUSTAIN OR INCREASE OUR REVENUES AND OUR STOCK PRICE MAY DECLINE.

    The research, preclinical and clinical development, manufacturing, marketing and sale of ZADAXIN and our other drug candidates are subject to extensive regulation by governmental authorities. ZADAXIN and any other products we may sell in countries outside the U.S. must be approved by the foreign counterparts of the FDA before they can be sold in any jurisdiction. Obtaining regulatory approval is time-consuming and expensive. In some countries where we are contemplating marketing and selling ZADAXIN, the regulatory approval process for drugs that have not been previously approved in countries with established clinical trial review procedures is uncertain, and this may delay the grant of regulatory approvals for ZADAXIN. In addition, to secure these regulatory approvals, we will need, among other things, to demonstrate favorable results from additional clinical trials of ZADAXIN and the safety and efficacy of CPX as a treatment for cystic fibrosis in preclinical and clinical trials. There can be no assurance that we will ultimately obtain regulatory approvals in our targeted countries in a timely and cost-effective manner or at all. Our failure to obtain the required regulatory approvals so that we can develop, market and sell our products in countries where we currently do not have such rights may limit our revenues.

    Even if we are able to complete the clinical trials we have sponsored or are planning in a timely or cost-effective manner, these trials may not fulfill the applicable regulatory approval criteria, in which case we will not be able to obtain regulatory approvals in these countries. Failure to obtain additional regulatory approvals will harm our operating results. In addition, adverse results that occur in our clinical trials could result in restrictions on the use of ZADAXIN.

WE WILL NEED TO OBTAIN ADDITIONAL CAPITAL TO SUPPORT OUR LONG-TERM PRODUCT DEVELOPMENT AND COMMERCIALIZATION PROGRAMS.

    Our ability to achieve and sustain operating profitability depends in large part on our ability to commence, execute and complete clinical programs for, and obtain additional regulatory approvals for ZADAXIN and other drug candidates, particularly in the U.S., Europe and Japan, increase ZADAXIN sales in existing markets, and launch ZADAXIN in new markets. We cannot assure you that we will ever achieve significant levels of sales or that we will receive additional ZADAXIN market approvals.

    Our current sales levels of ZADAXIN are not expected to generate all the funds we anticipate will be needed to support our current plans for product development including our U.S. phase 3 clinical trials for ZADAXIN. We will need to obtain additional financing to support our product development and commercialization programs. We may seek additional funds through public and private stock offerings, arrangements with corporate partners, borrowings under lease lines of credit or other sources. If we cannot raise the necessary funds, we will have to reduce our capital expenditures, curtail or delay our phase 3 clinical trials, scale back our development of new products, reduce our workforce and out-license to others products or technologies that we otherwise would seek to commercialize ourselves.

    The amount of capital we will need will depend on many factors, including: the timing, location, scope and results of ongoing and planned preclinical studies and clinical trials; the cost of manufacturing or obtaining preclinical and clinical materials; the timing and cost involved in applying for and obtaining FDA and international regulatory approvals; whether we elect to establish additional partnering arrangements for development, sales, manufacturing, and marketing of our products; the level of future ZADAXIN sales; expense levels for our international sales and marketing efforts; our ability to establish and maintain strategic arrangements for development, sales, manufacturing and marketing of our products; competing technological and market developments; the costs involved in filing, prosecuting and enforcing patent claims; and whether any or all of our outstanding common stock warrants are exercised and the timing and amount of these exercises.

    Many of the foregoing factors are not within our control. If we need to raise additional funds and such funds are not available on reasonable terms, we may be required to delay or cancel our product development and commercialization programs. Any additional equity financing will be dilutive to shareholders, and any debt financing, if available, may include restrictive covenants.

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT. WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE NEAR TERM AND MAY NEVER ACHIEVE PROFITABILITY.

    We have experienced significant operating losses since our inception and as of March 31, 2002, we had an accumulated deficit of approximately $125,000,000. We expect our operating expenses to increase over the next several years as we plan to dedicate substantially all of our resources to expanding our development, testing and marketing capabilities, particularly in the U.S., and we may never achieve profitability. Our failure to achieve profitability may cause our stock price to decline.

WE ARE DEPENDENT ON THE SALE OF ZADAXIN IN FOREIGN COUNTRIES, PARTICULARLY CHINA, AND IF WE EXPERIENCE DIFFICULTIES IN OUR FOREIGN SALES EFFORTS, OUR FINANCIAL CONDITION WILL BE HARMED.

    Our financial condition in the near term is highly dependent on the sale of ZADAXIN in foreign countries. If we experience difficulties in our foreign sales efforts, our business will suffer and our financial condition will be harmed. Substantially all of our ZADAXIN sales are to customers in the People's Republic of China. Sales of ZADAXIN in China may be limited due to its low average income, lack of patient cost reimbursement, poorly developed infrastructure, and existing and potential competition from other products, possibly including generics. China uses a tiered method to import and distribute finished pharmaceutical products. At each port of entry, and prior to moving the product forward to the distributors, government licensed importing agents must process and evaluate each shipment to determine whether such shipment satisfies China's quality assurance requirements. In order to efficiently manage this process, the importing agents place relatively few orders from time to time over any six month period and each order is typically for large quantities. Therefore, our sales to an importing agent can vary substantially from quarter to quarter depending on the size and timing of the orders, which has in the past and may in the future cause our quarterly results to fluctuate. Because we use four importing agents in China, our account receivable from any one importing agent is material and if we were unable to collect receivables from any importer, our business and cash-flow would be adversely affected, at least in the short term.

    In addition, our ZADAXIN sales and operations in other parts of Asia, as well as in Latin America and the Middle East, are subject to a number of risks, including: difficulties and delays in obtaining pricing approvals and reimbursement, product health registrations and importation permits; unexpected changes in regulatory requirements; difficulties in staffing and managing foreign operations; long payment cycles; difficulties in accounts receivable collection; difficulties in enforcing our proprietary rights; currency fluctuations; adverse or deteriorating economic conditions; and potential adverse tax consequences.

    We do not have product sales in the U.S. with which to offset any decrease in our revenue from ZADAXIN sales in Asia, Latin America and the Middle East. In addition, some countries in these regions, including China, regulate pharmaceutical prices and pharmaceutical importation. These regulations may reduce prices for ZADAXIN to levels significantly below those that would prevail in an unregulated market, limit the volume of product which may be imported and sold, or place high import duties on the product, any of which may limit the growth of our revenues or cause them to decline.

WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION CAPABILITIES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

    We currently have limited sales, marketing and distribution capabilities, and we anticipate that we will be relying on third-party collaborators to sell, market and distribute our products for the foreseeable future. If our arrangements with these third parties are not successful, or if we are unable to enter into additional third-party arrangements, we may need to substantially expand our sales, marketing and distribution force. Our efforts to expand may not succeed, or we may lack sufficient resources to expand in a timely manner, either of which will harm our operating results. In addition, if we are able to further expand our sales, marketing and distribution capabilities, we will begin competing with other companies that have experienced and well funded operations. If we cannot successfully compete with these larger companies, our revenues may not grow and our business may suffer.

IF WE ARE NOT ABLE TO ESTABLISH AND MAINTAIN ADEQUATE MANUFACTURING AND SUPPLY RELATIONSHIPS, THE DEVELOPMENT AND SALE OF OUR PRODUCTS COULD BE IMPAIRED.

    To be successful, our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We may not be able to maintain the long-term manufacturing relationships we currently have with our suppliers. Manufacturing interruptions could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions could also impede commercialization of our products, including sales of ZADAXIN in approved markets, and impair our competitive position. Any of these developments would harm our business.

    In some countries, a manufacturing change may require additional regulatory approvals. If we do not obtain the required regulatory approvals for a manufacturing change in a timely fashion, new ZADAXIN marketing approvals may be delayed or sales may be interrupted until the manufacturing change is approved. Either of these results would harm our business.

    In addition, manufacturing, supply and quality control problems may arise as we, either alone or with subcontractors, attempt to scale-up our manufacturing procedures. We may not be able to scale-up in a timely manner or at a commercially reasonable cost, either of which could cause delays or pose a threat to the ultimate commercialization of our products and harm our business.

IF WE DO NOT OBTAIN RIGHTS TO ADDITIONAL PRODUCTS FROM THIRD PARTIES, OUR PROSPECTS FOR FUTURE REVENUE MAY DECLINE.

    We are only actively pursuing clinical development of ZADAXIN and CPX at this time. If we do not advance SCV-07 and DAX, the other products to which we have in-licensed rights, from preclinical into clinical development, we may lose the rights to these products. We may also have a shortage of drugs to develop and commercialize if we do not license or otherwise acquire rights to additional drugs. Any shortage in the number of drugs that we are able to develop and commercialize may reduce our prospects for future revenue.

COMMERCIALIZATION OF SOME OF OUR PRODUCTS DEPENDS ON COLLABORATIONS WITH OTHERS. IF OUR COLLABORATORS ARE NOT SUCCESSFUL, OR IF WE ARE UNABLE TO FIND FUTURE COLLABORATORS, WE MAY NOT BE ABLE TO PROPERLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

    We depend in part on our distributors and business partners to develop and/or promote our drugs, and if they are not successful in their efforts or fail to do so, our business will suffer. We generally do not have control over the amount and timing of resources that our business partners devote to ZADAXIN and they have not always performed as or when expected. If they do not perform their obligations as we expect, particularly obligations regarding clinical trials, our development expenses would increase and the development and/or sale of our products could be limited or delayed, which could cause our business to suffer and our stock price to decline. In addition, our relationships with these companies may not be successful. Disputes may arise over ownership rights to intellectual property, know-how or technologies developed with our collaborators, and we may not be able to negotiate similar additional arrangements in the future to develop and commercialize ZADAXIN or other products.

IF WE FAIL TO PROTECT OUR PRODUCTS, TECHNOLOGIES AND TRADE SECRETS, WE MAY NOT BE ABLE TO SUCCESSFULLY USE, MANUFACTURE OR MARKET AND SELL OUR PRODUCTS, OR WE MAY FAIL TO ADVANCE OR MAINTAIN OUR COMPETITIVE POSITION.

    Our success depends significantly on our ability to obtain and maintain meaningful patent protection for our products and technologies, to preserve our trade secrets and to avoid infringing on the proprietary rights of third parties. Our pending patent applications may not result in the issuance of patents in the future. Our patents or patent applications may not have priority over others' applications. Our existing patents and additional patents, if any, that are issued, may not provide a competitive advantage to us or may be invalidated or circumvented by our competitors. Others may independently develop similar products or design around patents issued or licensed to us. Patents issued to, or patent applications filed by, other companies could harm our ability to use, manufacture or market our products or maintain our competitive position with respect to our products. Many of our patents relating to ZADAXIN have expired, and we have rights to other patents and patent applications relating to ZADAXIN under exclusive licenses. If we breach the terms of any of these licenses, we could lose our rights to these patents and patent applications.

    Our commercial success also depends in part on us not infringing valid, enforceable patents or proprietary rights of third parties, and not breaching any licenses that may relate to our technologies and products. We are aware of third-party patents that may relate to our products. It is possible that we may unintentionally infringe these patents or other patents or proprietary rights of third parties. We may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against us or our collaborative partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our collaborative partners to obtain licenses in order to continue to manufacture or market the affected products and processes. Our efforts to defend against any of these claims, even if unmeritorious, would require us to devote resources and attention that could have been directed to our operation and growth plans. In addition, these actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all.

    Pharmaceuticals are either not patentable or have only recently become patentable in some of the countries in which we have exclusive rights to ZADAXIN. Past enforcement of intellectual property rights in many of these countries has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

IF WE MAKE ANY ACQUISITIONS, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

    If appropriate opportunities become available, we may attempt to acquire products, product candidates or businesses that we believe fit strategically with our business. We currently have no commitments or agreements with respect to material acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired product, product candidate or business may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for our ongoing business development plans. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in in-process research and development expenses, potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or impairment of goodwill and amortization or impairment of other intangible assets, which could adversely affect our business, financial condition and results of operations.

WE MAY LOSE MARKET SHARE OR OTHERWISE FAIL TO COMPETE EFFECTIVELY IN THE INTENSELY COMPETITIVE BIOPHARMACEUTICAL INDUSTRY.

     Competition in the biopharmaceutical industry is intense and we expect that competition to increase. Our success depends on our ability to compete. We believe that the principal competitive factors in this industry include the efficacy, safety, price, therapeutic regimen, manufacturing quality assurance, and patents associated with a given drug. Our competitors include biopharmaceutical companies, biotechnology firms, universities and other research institutions, both in the U.S. and abroad, that are actively engaged in research and development of products in the therapeutic areas we are pursuing, particularly hepatitis C, hepatitis B, cancer, and cystic fibrosis. Competitors are currently marketing drugs for hepatitis C, hepatitis B and cancer, or have products in late-stage clinical trials.

    Most of our competitors, particularly large biopharmaceutical companies, have substantially greater financial, technical, regulatory, manufacturing, marketing and human resource capabilities than we do. Most of them also have extensive experience in undertaking the preclinical and clinical testing and in obtaining the regulatory approvals necessary to market drugs. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. Where comparable products are marketed by other companies price is a competitive factor. Increased competitive pressure could lead to intensified price-based competition resulting in lower prices and margins, which would hurt our operating results.

    We currently rely on sales of ZADAXIN as a treatment for hepatitis C and hepatitis B as our primary source of revenue. However, several large biopharmaceutical companies have substantial commitments to alpha interferon, an approved drug for treating hepatitis B and hepatitis C, and to lamivudine, an approved drug to treat hepatitis B. We cannot assure you that we will compete successfully against our competitors or that our competitors, or potential competitors, will not develop drugs or other treatments for hepatitis C, hepatitis B, cystic fibrosis, cancer and other diseases that will be superior to ours. However, in the area of immune system enhancer therapy, we anticipate that our competition for ZADAXIN may be reduced by the fact that ZADAXIN, administered in combination with numerous antiviral and anti-cancer agents, is expected to be complementary rather than competitive to these agents in enhancing the immune system. We believe that we can position ZADAXIN as a complementary rather than competitive drug to many therapies, but cannot guarantee that we will be successful in this endeavor. We expect continuing advancements in and increasing awareness of the use of immune system enhancer therapy to fight cancer and infectious diseases and that this may create new competitors as well as numerous new opportunities for expanded use of ZADAXIN worldwide. We cannot assure you that we will be able to meet these objectives, however.

IF THIRD-PARTY REIMBURSEMENT IS NOT AVAILABLE OR PATIENTS CANNOT OTHERWISE PAY FOR ZADAXIN, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET ZADAXIN.

    Our ability to successfully commercialize our products may depend in part on the extent to which coverage and reimbursement to patients for our products will be available from government health care programs, private health insurers and other third party payors or organizations. Significant uncertainty exists as to the reimbursement status of new therapeutic products, such as ZADAXIN, and we cannot assure you that third party insurance coverage and reimbursement will be available for therapeutic products we might develop. In most of the emerging markets in which we sell ZADAXIN or intend to sell ZADAXIN, reimbursement for ZADAXIN under government or private health insurance programs is not yet widely available. The failure to obtain third-party reimbursement for our products, particularly in the U.S., Europe and Japan, will harm our business. In the U.S., proposed health care reforms could limit the amount of third-party reimbursement available for our products. We cannot assure you that additional limitations will not be imposed in the future on drug coverage and reimbursement. In many emerging markets where we have marketing rights to ZADAXIN, government resources and per capita income may be so low that our products will be prohibitively expensive. In these countries, we may not be able to market our products on economically favorable terms, if at all.

    Efforts by governmental and third-party payors to contain or reduce health care costs could cause us to reduce the prices at which we market our drugs, which will reduce our gross margins and may harm our business. Various governments and third-party payors are trying to contain or reduce the costs of health care through various means. We expect that there will continue to be a number of legislative proposals to implement government controls. The announcement of proposals or reforms could cause us to reduce the prices at which we market our drugs, which will reduce our gross margins and may harm our business.

IF THE CURRENT ECONOMIC SLOWDOWN IN THE U.S. CAUSES THE ECONOMIES OF OTHER COUNTRIES, PARTICULARLY THOSE IN ASIA, LATIN AMERICA AND THE MIDDLE EAST TO EXPERIENCE A SLOWDOWN OR RECESSION, OUR BUSINESS WILL SUFFER.

    The U.S. is the world's largest consumer and as such, the current economic slowdown in the U.S. may adversely affect the economies of other countries, including the developing countries in Asia, Latin America and the Middle East from which we derive all of our revenues. If the economic conditions in the U.S. continue or worsen, these developing countries may also experience an economic slowdown or recession, which would likely result in a decrease of sales of ZADAXIN. Any decrease in sales of ZADAXIN would harm our operating results, delay our efforts to achieve profitability, and likely cause our stock price to decline.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.

    We are highly dependent upon our ability to attract and retain qualified personnel because of the specialized, scientific and international nature of our business. There is intense competition for qualified management, scientific and technical personnel in the pharmaceutical industry, and we may not be able to attract and retain the qualified personnel we need to grow and develop our business globally. In addition, numerous key responsibilities at SciClone are assigned to a small number of individuals. If we are unable to attract and retain qualified personnel as needed or promptly replace those employees who are critical to our product development and commercialization, the development and commercialization of our products would adversely be affected. At this time, we do not maintain "key person" life insurance on any of our key personnel.

WE MAY BE SUBJECT TO PRODUCT LIABILITY LAWSUITS AND OUR INSURANCE MAY BE INADEQUATE TO COVER DAMAGES.

    Clinical trials or marketing of any of our current and potential products may expose us to liability claims from the use of these products. We currently carry product liability insurance. However, we cannot be certain that we will be able to maintain insurance on acceptable terms for clinical and commercial activities or that the insurance would be sufficient to cover any potential product liability claim or recall. If we fail to have sufficient coverage, our business, results of operations and cash flows could be adversely affected.

IF WE ARE UNABLE TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, OUR BUSINESS MAY BE HARMED.

    We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We currently maintain a supply of hazardous materials at our facilities. In the event of an accident, we could be liable for any damages that result, and the liability could exceed our resources. While we outsource our research and development programs involving the controlled use of biohazardous materials, if in the future we conduct these programs ourselves, we might be required to incur significant cost to comply with the environmental laws and regulations.

THE PRICE OF OUR COMMON STOCK HAS EXPERIENCED SUBSTANTIAL VOLATILITY AND MAY FLUCTUATE DUE TO FACTORS BEYOND OUR CONTROL.

As a result of the September 11, 2001 events in Pennsylvania, New York City and Washington, D.C., U.S. and global economies have weakened, which may result in a decrease in our revenues and cause our stock price to decline. Further, high profile corporate governance and accounting problems and resulting corporate failures have eroded investor confidence. In the wake of these events, U.S. and global capital markets have experienced a period of extreme volatility, and this may continue for some time.

    In addition, there has been significant volatility in the market prices for publicly traded shares of pharmaceutical and biotechnology companies, including ours. The following factors may have an adverse impact on the market price of our common stock: significant negative changes in the major equity market indices; announcements of technical or product developments by us or our competitors; governmental regulation; health care legislation; public announcements regarding advances in the treatment of the disease states that we are targeting; public announcements from government officials relating to the biotechnology or pharmaceutical industries; patent or proprietary rights developments; changes in third-party reimbursement policies for our products; and fluctuations in our operating results. In addition, the price of our common stock may not remain at or exceed current levels.

IF THE CURRENT WAR ON TERRORISM CAUSES ECONOMIC SLOWDOWNS IN THE ECONOMIES OF CERTAIN COUNTRIES OUR BUSINESS WILL SUFFER.

    The United States and its allied nations are aggressively attacking terrorism with military and economic actions. If these actions lead to economic slowdowns in the economies of developing countries in Asia, Latin America and the Middle East from which we currently derive all of our product revenue, then our sales could decrease. Any decrease in sales would harm our operating results, delay our efforts to achieve profitability, and likely cause our stock price to decline.

OUR INDEBTEDNESS MAY RESULT IN FUTURE LIQUIDITY PROBLEMS.

    As of March 31, 2002, we had $5.6 million in convertible notes payable, of which $4.0 million were issued in the quarter ended December 31, 2000 and $1.6 million were issued in the quarter ended March 31, 2001. This indebtedness may make it more difficult to obtain additional financing. The notes are payable five years after issuance unless converted into common stock at the sole discretion of the holder. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result which would negatively impact our future prospects. As of March 31, 2002 we had cash and short-term investments of $16.5 million, which includes a restricted short term investment of $633,000.

SUBSTANTIAL SALES OF OUR STOCK OR CONVERTIBLE SECURITIES MAY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

    As of March 31, 2002, stock options for 4,515,614 shares of common stock were outstanding, of which options for 3,352,993 shares were exercisable. Also outstanding as of the same date were warrants exercisable for 1,970,500 shares of common stock and two issues of notes convertible into a total of 684,140 shares of common stock. In addition, the note holder was given the right to purchase senior unsecured convertible notes due December 2005 and March 2006. If issued, the additional notes will bear no interest (zero coupon) and will be convertible into 684,140 shares of our common stock. Upon exercise of options or warrants, or conversion of the notes, these issued shares of common stock will be freely tradable.

    Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our shareholders will be reduced and the price of our common stock may fall.

ISSUING PREFERRED STOCK WITH RIGHTS SENIOR TO THOSE OF OUR COMMON STOCK COULD ADVERSELY AFFECT HOLDERS OF COMMON STOCK.

    Our charter documents give our board of directors the authority to issue additional series of preferred stock without a vote or action by our shareholders. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights of holders of our common stock may be adversely affected by the rights granted to holders of preferred stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference -- a pre-set distribution in the event of a liquidation -- that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common shareholders could be prevented from participating in transactions that would offer an optimal price for their shares.

                                 USE OF PROCEEDS

       Unless otherwise stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for working capital and other general corporate purposes, including clinical trials, and which may also include research and development, financing our growth, payment of capital expenditures made in the ordinary course of business, and the repayment of indebtedness outstanding from time to time.

                       RATIO OF EARNINGS TO FIXED CHARGES

       Our ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with the consolidated financial statements, including the notes thereto, and other information set forth in the reports we have filed with the SEC. We currently have no outstanding preference equity securities.

                                   Three Months
                                       Ended             FISCAL YEAR ENDED DECEMBER 31,
                                     March 31,     ------------------------------------------
                                       2002          2001   2000   1999    1998       1997
                                     ---------     -------- ------ ------- ------- ----------
Ratio of earnings to fixed charges      NM         NM     NM      NM      NM        NM

       We have computed the ratios of earnings to fixed charges by dividing income (loss) before income taxes plus fixed charges by fixed charges. For the periods presented, fixed charges consisted of interest expensed, capitalized expenses related to indebtedness and the estimated portion of rental expense for operating leases that represents interest. Earnings were insufficient to cover fixed charges for the three months ended March 31, 2002 and the years ended December 31, 2001, 2000, 1999, 1998, and 1997 by approximately $2.4 million, $6.2 million, $1.7 million, $5.5 million, $24.2 million, and $14.0 million, respectively.


                           THE SECURITIES WE MAY OFFER

       The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If the information in the prospectus supplement with respect to the particular security being offered differs from the prospectus, you should rely on the information in the prospectus supplement.

       We may sell from time to time, in one or more offerings:

              -      common stock;

              -      preferred stock; and

              -      warrants to purchase any of the securities listed above.

       In this prospectus, we refer to the common stock, preferred stock and warrants collectively as "securities." The maximum aggregate dollar amount of all securities that we may issue under this prospectus and all supplements to this prospectus will not exceed $20,000,000.


       This prospectus may not be used to consummate a sale of any securities unless it is accompanied by a prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

       The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus and all supplements to this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

AUTHORIZED CAPITAL STOCK

       Our authorized capital stock consists of 75,000,000 shares of common stock and 10,000,000 shares of preferred stock.

       COMMON STOCK

       Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the shareholder. The holders of common stock are entitled to cumulate their votes in electing directors. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and any shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, that we may designate and issue in the future.
       PREFERRED STOCK

       Any new series of preferred stock will have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise specified in the applicable prospectus supplement. You should read the prospectus supplement relating to the particular series of preferred stock offered for specific terms, including:

       - the designation, stated value and liquidation preference of the preferred stock and the number of shares offered;

       - the initial public offering price at which the preferred stock will be issued;

       - the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if any dividends are cumulative, the dates from which dividends will begin to accumulate;

       -      any redemption or sinking fund provisions;

       -      any conversion provisions; and

       - any additional rights, preferences, privileges, qualifications, limitations and restrictions of the preferred stock.

       No shares of our preferred stock are currently outstanding. Our preferred stock will, when issued, be fully paid and nonassessable.

       Ranking. We expect that any series of our preferred stock will, with respect to dividend rights and rights on liquidation, winding up or dissolution, rank:

       - senior to all classes of our common stock and to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank junior to that preferred stock;

       - equally with all equity securities issued by us, the terms of which specifically provide that the equity securities will rank equally with that preferred stock; and

       - junior to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank senior to that preferred stock.

       Dividends. The holders of our preferred stock will be entitled to receive, when, as and if declared by our board of directors, dividends at such rates and on such dates as will be specified in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable prospectus supplement. Dividends will be payable to the holders of record as they appear in our stock records on such record dates as will be fixed by our board.

       Dividends on any series of our preferred stock may be cumulative or noncumulative, as specified in the applicable prospectus supplement. If the dividends on a series of our preferred stock are noncumulative and our board of directors fails to declare a dividend payable on a dividend payment date, then the holders of such preferred stock will have no right to receive a dividend with respect to the dividend period relating to such dividend payment date, and we will not be obligated to pay the dividend accrued for such period, whether or not dividends on such preferred stock are declared or paid on any future dividend payment dates unless otherwise specified in the applicable prospectus supplement.

       Redemption. The prospectus supplement relating to a series of preferred stock will describe the terms, if any, on which shares of such series may be redeemed.

       Conversion Rights. The prospectus supplement relating to a series of convertible preferred stock will describe the terms, if any, on which shares of such series are convertible into our common stock.

       Rights Upon Liquidation. Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of our preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of our common stock or any other class or series of shares ranking junior to such preferred stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such preferred stock plus accrued and unpaid dividends (which will not, if such preferred stock is noncumulative preferred stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If we voluntarily or involuntarily liquidate, dissolve or wind up our business and the amounts payable with respect to our preferred stock of any series and any of our other securities ranking equal as to any such distribution are not paid in full, the holders of such preferred stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled.

       Voting Rights. If the holders of a series of our preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, each such share will be entitled to one vote on matters on which holders of such series of preferred stock are entitled to vote. For any series of our preferred stock having one vote per share, the voting power of such series, on matters on which holders of such series and holders of other series of our preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of preferred stock.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for our common stock and preferred stock is Chase Mellon Shareholder Services, 50 California Street, San Francisco, California 94111.

                             DESCRIPTION OF WARRANTS

           The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

GENERAL

           We may issue warrants for the purchase of common stock or preferred stock in one or more series. We may issue warrants independently or together with common stock and preferred stock, and the warrants may be attached to or separate from these securities.

           Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $50,000,000. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

           We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

               - the offering price and aggregate number of warrants offered;

               -     the currency for which the warrants may be purchased;

               - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

               - if applicable, the date on and after which the warrants and the related securities will be separately transferable;

               - in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

               - the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

               -     the terms of any rights to redeem or call the warrants;

               - any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

               - the dates on which the right to exercise the warrants will commence and expire;

               - the manner in which the warrant agreement and warrants may be modified;

               - federal income tax consequences of holding or exercising the warrants;

               - the terms of the securities issuable upon exercise of the warrants; and

               - any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

           Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

EXERCISE OF WARRANTS

           Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. pacific time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

           Holders of the warrants may exercise the warrants by delivering the warrant to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

           Upon timely receipt of the required payment and the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the shares underlying the warrant are exercised, then we will issue a new warrant for the remaining number of shares. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS

           Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

                              PLAN OF DISTRIBUTION

           We may sell the securities in any one or more of the following ways:

               -     through one or more underwriters;

               -     through one or more dealers or agents;

               -     directly to one or more purchasers; or

               -     through a combination of any such methods.

           We may distribute the securities from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to the prevailing market prices, or (iv) at negotiated prices.

           We will set forth in a prospectus supplement the terms of the offering of securities, including:

               -     the name or names of any agents or underwriters;

               - the purchase price of the securities being offered and the proceeds we will receive from the sale;

               - the name of any selling stockholders and amount of common stock sold;

               - the number of shares of our common stock owned by the selling stockholders and any affiliations with us;

               - any over-allotment options under which underwriters may purchase additional securities from us or the selling stockholders;

               - any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

               -     any public offering price;

               - any discounts or concessions allowed or reallowed or paid to dealers; and

               - any securities exchanges on which the securities may be listed.

AGENTS

           We may designate agents to solicit offers to purchase from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involving the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment or on a continuing basis.

UNDERWRITERS

           If we use underwriters for a sale of securities, we will execute an underwriting agreement with those underwriters relating to the securities that we offer. Unless otherwise provided in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers.

           Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

           Any underwriter may engage in over-allotment transactions, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

DEALERS

           If we use dealers for a sale of securities, we will sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

DIRECT SALES

           We may also sell securities directly to one or more purchasers without using underwriters, dealers or agents.

TRADING MARKETS AND LISTING OF SECURITIES

           Other than our common stock and unless otherwise specified in a prospectus supplement, each class or series of securities will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange or trading market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

                                  LEGAL MATTERS

           The validity of the securities offered will be passed upon for SciClone by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                     EXPERTS

           Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.